UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

19 February 2013
Telecom Corporation of New Zealand Limited ("Telecom") -----------------------------------
(Translation of registrant's name into English)

New Zealand -----------------------------------
(Jurisdiction of incorporation or organization)

Level 2, Telecom Place 167 Victoria Street West Auckland New Zealand
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following: NOTIFICATION OF ALLOTMENT OF SECURITIES (Share Rights Scheme) NOTIFICATION OF ALLOTMENT OF SECURITIES (Restricted Share Scheme)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telecom Corporation of New Zealand Limited

Date: 19 February 2013	By:	/s/ Laura Byrne
	Name:	Laura Byrne
	Title:	Company Secretary

LAURA BYRNE
Company Secretary

Client and Market Services

NZX Limited

PO Box 2959

Wellington

New Zealand

19 February 2013

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to its Share Rights Scheme:

a) Class of Security

Share rights to acquire ordinary shares

ISIN NZTELE0001S4

b) Number Issued

61,866

c) Issue Price

No consideration is payable for the issue of the share rights

d) Payment terms

N/A

e) Amount Paid Up

N/A

f) Percentage of total class issued

8.5% of share rights pursuant to the Telecom Share Rights Scheme

g) Reason for issue

Issue of share rights under the Telecom Share Rights Scheme

h) Authority for issue

Board resolution in relation to the Telecom Share Rights Scheme

i) Terms of Issue

Issue of share rights to acquire ordinary shares pursuant to the Telecom Share Rights Scheme

j) Total number of securities after issue

793,539 share rights issued pursuant to the Telecom Share Rights Scheme

l) Date of issue

19 February 2013

Yours faithfully

Laura Byrne

Company Secretary

LAURA BYRNE
Company Secretary

Client and Market Services

NZX Limited

PO Box 2959

Wellington

New Zealand

19 February 2013

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to its Restricted Share Scheme:

a) Class of Security

Ordinary Shares

ISIN

NZTELE0001S4

b) Number Issued

54,940

c) Issue Price

$2.31

d) Payment terms

Cash payment

e) Amount Paid Up

In full

f) Percentage of total class issued

0.003%

g) Reason for issue

Issue of shares under the Telecom Restricted Share Scheme

h) Authority for issue

Board resolution dated 23 August 2012

i) Terms of Issue

The shares rank pari passu with the existing ordinary shares

j) Total number of securities after issue

1,816,996,462

l) Date of issue

19 February 2013

Yours faithfully

Laura Byrne

Company Secretary